Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filer: Kindred Healthcare, Inc.

(Commission File No. 001-14057)

Subject Company: Gentiva Health Services, Inc.

(Commission File No. 001-15669)

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EDITED TRANSCRIPT

KND - Kindred Healthcare and Gentiva Reach Definitive Agreement Creating Nation-Wide Integrated Care Delivery System Conference Call

EVENT DATE/TIME: OCTOBER 09, 2014 / 01:00PM GMT

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OCTOBER 09, 2014 / 01:00PM GMT, KND - Kindred Healthcare and Gentiva Reach Definitive Agreement Creating Nation-Wide Integrated Care Delivery System Conference Call

CORPORATE PARTICIPANTS

Andrew Siegel Joele Frank, Wilkinson Brimmer Katcher - IR

Paul Diaz Kindred Healthcare, Inc. - CEO

Ben Breier Kindred Healthcare, Inc. - President & COO

Stephen Farber Kindred Healthcare, Inc. - EVP & CFO

CONFERENCE CALL PARTICIPANTS

Chris Rigg Susquehanna Financial Group - Analyst

A.J. Rice UBS - Analyst

Gary Lieberman Wells Fargo Securities - Analyst

Joanna Gajuk Bank of America Merrill Lynch - Analyst

PRESENTATION

Operator

Welcome to this morning’s conference call to discuss the combination of Kindred Healthcare and Gentiva Health Services. At this time, all participants have been placed in a listen-only mode and the floor will be open for your questions following the presentation. (Operator Instructions). I would now like to turn the call over to Mr. Andrew Siegel. Sir, you may begin.

Andrew Siegel - Joele Frank, Wilkinson Brimmer Katcher - IR

Thank you. Good morning, everyone and welcome to today’s call. Before the Company’s presentation, I would like to read a cautionary statement. This conference call includes forward-looking statements as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which involve a number of risks and uncertainties. Such forward-looking students are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the Company’s plans with respect to Gentiva actual results or performance to differ materially from any plans, future results or performance expressed or implied by such forward-looking statements. Additional information regarding the forward-looking statements is included in the press release issued today by the Company regarding the merger and on page 2 of the slides accompanying the presentation. Please review these materials for additional information on forward-looking statements and other important information.

Certain references to operating income, EBITDAR, EBITDA, certain cash flow measures, as well as other non-GAAP disclosures have been reconciled in the Company’s slide presentation and are available on the Company’s website at www.KindredHealthcare.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The solicitation of any vote or approval of Gentiva shareholders will only be made pursuant to a proxy statement of Gentiva included within the registration statement on Form S4 to be filed by the Company.

Investors and shareholders should read those filings carefully when they become available and any other filings made by the Company with the Securities and Exchange Commission in connection with a possible business combination as they will contain important information. A copy of the press release we issued, a link to the webcast of this call and an accompanying slide presentation are available on the Company’s website at KindredHealthcare.com.

It is now my pleasure to introduce the participants on today’s call — Paul Diaz, Chief Executive Officer; Ben Breier, President and Chief Operating Officer; and Stephen Farber, Executive Vice President and Chief Financial Officer. Mr. Diaz will begin the call.

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OCTOBER 09, 2014 / 01:00PM GMT, KND - Kindred Healthcare and Gentiva Reach Definitive Agreement Creating Nation-Wide Integrated Care Delivery System Conference Call

Paul Diaz - Kindred Healthcare, Inc. - CEO

Thank you, Andrew. Good morning, everyone and thank you for joining us to discuss Kindred Healthcare’s acquisition of Gentiva Healthcare Services. As you saw from our press release this morning, we announced that Kindred and Gentiva have reached a definitive agreement to combine our companies. For more than two months, we have been working closely with Gentiva to better understand their operations, financial results and outlook. The results of this constructive and robust process was the affirmation of our belief in the compelling strategic rationale and industrial logic of the combination of Kindred and Gentiva.

If I can call your attention to slide 3 of our presentation, I will begin. This transaction comes at an important time given the aging of the US population and the explosion of chronic disease. As you all know, the American healthcare system is rapidly changing and now more than ever, the system is in need of integrated patient-centered care. Kindred is at the forefront of that approach and highly focused on improving clinical outcomes, smoothing care transitions and lowering costs. And with our new partners at Gentiva, we hope to help shape the future of American healthcare.

Combining with Gentiva accelerates our development of this integrated approach to patient care and supports our Continue the Care strategy, which creates a more seamless experience for patients by delivering the care they need across a full spectrum of care from hospital to home. The transaction will also create immediate and significant value for both companies’ shareholders, our employees and business partners.

If you’d turn to slide 4, I would like to talk about the transaction summary and spend a few minutes reviewing the key terms before handing it off to Ben and discussing — or he will discuss in more detail the strategic and financial rationale for the combination. Under the agreement, Gentiva shareholders will receive $14.50 per share in cash and $5 of Kindred common stock, which equates to 0.257 Kindred shares based on the agreed-upon fixed exchange ratio. The transaction is valued at $1.8 billion, including the assumption of net debt. On a pro forma basis, the combined company is expected to generate annual revenues of approximately $7.1 billion and EBITDAR, including expected synergies, of nearly $1 billion.

The transaction is expected to be immediately and significantly accretive to Kindred’s pro forma earnings and operating cash flows, exclusive of transaction and integration costs. In addition to the expected cost synergies of approximately $70 million within two years of closing, Kindred expects to realize annual revenue synergies of more than $60 million over time. Stephen will detail our financing plans for the transaction later in the presentation. What I would really like to emphasize is our commitment to maintaining a moderate leverage profile and that we will continue to target a leverage profile of approximately 5.5 adjusted debt to EBITDAR at closing and we will target a leverage profile in the mid-4X range over the next several years. We expect the combined company to have strong free cash flows that will enable us to simultaneously invest in our services, people and business and pay a meaningful dividend while at the same time reducing our leverage. We have already received HSR clearance and expect to complete the transaction in the first quarter of 2015.

Turning to slide 5, this combination creates one of the nation’s premier healthcare service providers. On a pro forma basis, the combined company will serve over 1 million patients per year in over 2800 locations in 47 states. The combined company will have more than 109,000 employees, making Kindred the fourth-largest healthcare employer in the US with the scale, capabilities and geographic presence to provide high-quality care to patients across the full continuum.

Our combined revenue on a pro forma basis will position us among the largest and most respected post-acute and alternative site providers in the country. Based on 2014 consensus revenue, we will have combined pro forma revenue of $7.1 billion and we believe it’s clear our two companies are stronger together and will offer a compelling opportunity for our patients, teammates and shareholders.

If you turn to slide 6, it provides an exciting snapshot of the new Kindred at Home. The slide overlays our businesses and creates the largest and most geographically diversified home health and hospice system in the United States. With Gentiva, our combined US footprint would total nearly 700 home health, hospice and community care sites of service that will enable us to deliver care to patients across 41 states. Gentiva’s 39,000 caregivers will significantly augment Kindred at Home’s capabilities across the country.

On slide 7, we summarize the compelling strategic and financial rationale of the combination. Clearly, the transaction enhances Kindred’s industry-leading position as the nation’s premier post-acute and rehabilitation service provider and creates the largest and most geographically diversified home health and hospice organization in the United States. It also expands and enhances our presence in 23 of the top MSAs in the United States and Kindred’s integrated care markets, which will support better care coordination in a more efficient and cost-effective manner. An approach to care strongly preferred by consumers and payors.

The transaction diversifies Kindred’s business and revenue mix, delivers substantial cost and revenue synergies that allow for investments to improve care, care management and career opportunities for all of our teammates. It also enhances Kindred’s revenue and margin growth profile, increasing financial flexibility, lowering our cost of capital, reducing our rent and CapEx as a percentage of revenue, and generating substantial free cash flows to delever quickly while supporting a meaningful dividend. Finally, the combination creates significant values for the shareholders of both companies through significant and immediate accretion to both earnings and cash flow exclusive of transaction integration costs. With that, let me turn it over to Ben.

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OCTOBER 09, 2014 / 01:00PM GMT, KND - Kindred Healthcare and Gentiva Reach Definitive Agreement Creating Nation-Wide Integrated Care Delivery System Conference Call

Ben Breier - Kindred Healthcare, Inc. - President & COO

Thanks, Paul, and good morning, everyone. Turning over to slide 8, we begin to focus on the core strategy behind our combination with Gentiva, the patient. Kindred’s stated goal of putting the patient at the center of care really comes to fruition with the advancement of our home health, hospice and palliative care service line development. A patient-centered approach that puts individuals in their appropriate care level settings while smoothing transitions to other levels of care in a coordinated, cost-effective, and consumer-friendly way is at the heart of what this transaction helps enable. With our acquisition of Gentiva, Kindred will have unique capabilities, different from virtually any other healthcare provider in the United States today, to place patients appropriately, to move patients effectively, and to deliver on our promise of quality with value.

Turning over to slide 9, as you can see, this transaction is closely aligned with all the components of our five-year strategic plan. As we’ve outlined previously, we are executing a six-point strategy that focuses on driving growth in our core business while further developing our care management capabilities and strengthening our balance sheet. Driving our core and delivering on our mission is what our passionate employees do every day. To all of them, thank you for what you do.

The combination with Gentiva will significantly advance our strategy by enhancing our position as a leader and a partner of choice in the integrated care markets we serve. It will add to the resources we have been deploying to support our care transitions model and allow us to aggressively ramp up our Continue the Care initiatives. Ultimately, we believe that the combined company will be an even stronger platform to drive growth and advance our shared vision to the benefit of all of our stakeholders.

Moving over to slide 10, we think that this slide allows you to see the true power and diversity of our service offerings. Think about it. Together now we will be the number one operator of transitional care hospitals in the US, the number one operator of home health and hospice in the US, the number one operator of rehabilitation services, and a leading provider of skilled nursing and subacute services, not to mention our rapidly growing inpatient rehab facility business that we remain very bullish about. Kindred possesses now a multitude of growth opportunities across these many diverse business lines. It gives us maximum flexibility to put capital to work wherever there is an opportunity to do so.

Turning to slide 11, this underscores the favorable geographies in which Kindred and Gentiva operate. The Gentiva footprint overlaps in 20 of the 23 of Kindred’s current and targeted integrated care markets. This overlap will allow us to accelerate our Continue the Care strategy, create a more seamless experience for patients, and we think expand and enhance our managed care, hospital and ACO relationships.

Now moving to slide 12, this slide we think represents one of the most compelling, graphic examples of the strength of this newly combined company. Now half of our revenues at Kindred will come from non-inpatient settings. For those of you who have followed our Company, you know that we have now completely repositioned our business to where we believe healthcare is going — coordinated, patient-centered and integrated care where Kindred helps get patients home and where chronic conditions can be managed at home. Over time, due to the new composition of our business, organic growth is likely to come from our lower cost of capital businesses, Kindred at Home and RehabCare. This new business mix will uniquely allow Kindred to manage the pressures around inpatient average length of stay and by getting people home, where we think the consumer wants to be.

Moving now to slide 13, you can see the combination with Gentiva will enhance both our revenue growth and our EBITDA margins. The transaction will significantly improve the scale of our Kindred at Home business and drive a meaningful improvement in the trajectory of our revenue growth. We will benefit from the favorable demographics in the US of an aging population as patients increasingly seek the integrated care that Kindred will now offer. For some time now, we’ve been transitioning towards higher margin lines of business and as I mentioned including home health and the kinds of services that Gentiva provides. Another benefit is that home health and hospice business are generally less capital-intensive and as a result, we expect the addition of Gentiva to increase our EBITDA margins to greater than 9%.

Now moving over to slide 14 to talk about synergies. On slide 14, we lay out the expected revenue and cost synergies of the combination. We expect to realize approximately $70 million of annual run rate synergies by the second year after closing, half of which we expect to realize in the first full year after closing. We intend to leverage our combined platform to achieve meaningful cost savings in the areas of corporate overhead, supply chain efficiency and information technology.

With respect to revenue synergies, we expect to drive top-line growth in excess of $60 million per year over time with $20 million to $30 million of revenue synergies targeted in year one. Our past successes integrating acquisitions give us confidence that we will be able to work towards a seamless integration and create a larger, stronger and more diversified company that will create exciting opportunities for the employees of both companies and positively impact American healthcare. I will now turn it over to Stephen to discuss the financial benefits of the combination.

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OCTOBER 09, 2014 / 01:00PM GMT, KND - Kindred Healthcare and Gentiva Reach Definitive Agreement Creating Nation-Wide Integrated Care Delivery System Conference Call

Stephen Farber - Kindred Healthcare, Inc. - EVP & CFO

Thanks, Ben and good morning. Let me start with a few comments on the pro forma P&L. Slide 15 shows the scale of the combined company with $7.1 billion of pro forma revenue, over $1 billion of synergized EBITDAR, and roughly $650 million of synergized EBITDA. I would point out that, including cost synergies, the expected EBITDAR margin for the combined company should be up slightly and the expected EBITDA margin should increase roughly 150 basis points compared with Kindred standalone.

Before we turn the slide, I would like to make a quick comment about rent expense. As many of you know, as an artifact of history, Kindred currently pays about 6.5% of revenue in rent. Gentiva has much lower rent expense, roughly 2% of revenue. So on a combined basis, rent expense will drop to roughly 5% of revenue.

With that, if you now turn to slide 16, this slide summarizes the remarkable value created for both companies’ shareholders by combining Kindred with Gentiva. Starting with earnings, we expect this transaction to add roughly $0.40 to $0.60 of accretion to Kindred’s forward earnings on a run rate basis two years after the closing when the integration of Gentiva is complete. To be clear, this calculation already takes into account our expected increase in share count from our 64 million shares today to the 85 million shares expected post-closing. For the analysts on this call, whatever your standalone estimates may be for Kindred at that time with 64 million diluted shares, you should just add $0.40 to $0.60 to those estimates and the resulting total will already be adjusted for the expected 85 million diluted shares. Needless to say, we are very excited about this significant accretion to our EPS and our preliminary view of the future earnings power of the combined company.

Now for cash flow, slide 16 indicates we expect the combined company, again after integration is complete and synergies are fully realized, to generate roughly $350 million to $400 million of operating cash flow before capital expenditures, dividends and changes in working capital. We calculated this using a net income approach, which we have heard from a number of our shareholders as their preferred approach, where we started with an estimate of net income and added back estimates of non-cash items such as depreciation, amortization of intangibles and financing fees and non-cash stock compensation.

We know a number of our shareholders also look at this figure after maintenance capital expenditures. We expect the combined company to have roughly $120 million to $130 million of annual maintenance CapEx. So netting the two indicates a range of expected cash generation after maintenance CapEx but before growth CapEx, working capital changes and dividends of roughly $230 million to $270 million. This again is a very significant increase from Kindred standalone and is a key benefit of migrating Kindred towards the business mix with higher growth and less capital intensity.

With that, if you would please turn to slide 17, I will spend a moment on our financing plans for the transaction. We have obtained a fully committed bridge loan backstop from Citi and JPMorgan and subject to market and other conditions intend to finance the acquisition and associated costs by first issuing $200 million to $300 million of common stock and mandatorily convertible equity securities, issuing $1.3 billion to $1.4 billion of bonds and by drawing on our existing line of credit to fund the remaining amount.

As I mentioned a moment ago, following completion of the transaction, we expect to have about 85 million fully diluted shares outstanding. This total is comprised of roughly 64 million shares outstanding today, the 10 million shares to be issued to Gentiva shareholders as part of the transaction, and roughly $9 million to $12 million of shares of common stock underlying either straight issuance or mandatorily convertible equity securities.

Turning now to slide 18, I want to spend just a moment on our pro forma leverage profile and our commitment to a strong and sound leverage policy. Upon completion of the transaction, we expect the combined company to have pro forma adjusted debt to EBITDAR, including $35 million of year one synergies, of approximately 5.5 times and after two years integrating Gentiva, we expect to reduce leverage to a bit under 5 times. The combination of the improved cash flow we will generate as a combined company along with the accelerated growth profile of our business mix put us in a great position from a capital structure point of view where we can deleverage quickly while continuing to invest in our business and pay our shareholders dividends.

In terms of our long-term capital structure plans, I want to reiterate that our commitment to moderate leverage and to have a strong and flexible balance sheet has not changed at all and on a steady-state basis, our target leverage continues to be in the mid-4s with adjusted debt to EBITDAR moving up or down a bit between 4.5 and 5 times depending on transaction volume and other dynamics. With that, I’ll turn it back to Paul.

Paul Diaz - Kindred Healthcare, Inc. - CEO

Thanks, Stephen. Before we take your questions, if you’d turn to slide 19, we will talk about the roadmap forward. We expect that Gentiva will convene a special meeting of its shareholders for the purpose of approving the transaction shortly. We have already received antitrust approval for this transaction and we expect, as we said earlier, to close in the first quarter of 2015.

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OCTOBER 09, 2014 / 01:00PM GMT, KND - Kindred Healthcare and Gentiva Reach Definitive Agreement Creating Nation-Wide Integrated Care Delivery System Conference Call

Finally, I would like to just take a second to thank everyone both on the Kindred and Gentiva teams and both Boards of Directors for their hard work and vision for the future expressed here today. There was a tremendous amount of cooperation and work among the management teams and the Boards of both companies and I think you see that expressed in the way that this combination has come together and the excitement that both organizations have for the future.

I also want to — I’d be remiss to not make a note of appreciation for the hard work and dedication of all of our teammates at Kindred who continue to care for our patients and residents each day. We want to congratulate the employees of Gentiva and the management team for building a highly regarded and successful organization that we welcome now into our family. We look forward to meeting as many of the Gentiva employees over the next several weeks and months ahead as possible. We welcome you to the Kindred family and when the transaction closes early next year, we are excited about our future together. We have already assembled our integration teams that Ben and his team will lead and with the Gentiva team expect a seamless integration and a successful capture of our synergy opportunities. With that, I’d like to turn it back over to Andrew and for your questions. Thank you.

Andrew Siegel - Joele Frank, Wilkinson Brimmer Katcher - IR

Operator, we are now ready for the Q&A session.

QUESTION AND ANSWER

Operator

(Operator Instructions). Chris Rigg, Susquehanna.

Chris Rigg - Susquehanna Financial Group - Analyst

Good morning. Congratulations, guys. I guess I just wanted some clarification on the accretion and, Stephen, I think you answered it, but just to be clear, the $0.40 to $0.60 is on 85 million and that would be added on top of — so basically you would be using $0.85 on 85 million shares on your current earnings as well. So if you were going to earn, making up a number, $1 this year, you are still going to earn $1 with the 85 million plus $0.40 to $0.60? Hopefully I made sense there.

Stephen Farber - Kindred Healthcare, Inc. - EVP & CFO

Yes, Chris, correct. You’ve got it right.

Chris Rigg - Susquehanna Financial Group - Analyst

And then I guess with regard to straight stock sales versus convertibles, can you give us a sense for — is it going to be a combination of both or is it going to be one or the other?

Stephen Farber - Kindred Healthcare, Inc. - EVP & CFO

I think it will get figured out over the next few months, Chris, depending on market conditions.

Chris Rigg - Susquehanna Financial Group - Analyst

Okay. And then I know you are guiding to cash flow pre-working capital. Can you give us a sense for what the working capital profile of the Company will look like going forward?

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OCTOBER 09, 2014 / 01:00PM GMT, KND - Kindred Healthcare and Gentiva Reach Definitive Agreement Creating Nation-Wide Integrated Care Delivery System Conference Call

Stephen Farber - Kindred Healthcare, Inc. - EVP & CFO

I’m not sure that it will look all that different from the two companies standalone, just combined.

Paul Diaz - Kindred Healthcare, Inc. - CEO

I think just to add, both companies I think have done a good job in terms of managing working capital. Gentiva’s DSOs and conversion of DSOs to cash flows is very transparent. That was a big part of the diligence. So I think combining the two companies’ earnings, combining the two companies’ cash flows and looking at the synergies is the way to go. I wouldn’t make it any more complicated than that. It’s pretty straightforward. Obviously, we feel good about the work we’ve done with the Gentiva team and the results of our diligence efforts in terms of quality of earnings, quality of cash flows and our confidence in the synergies.

Chris Rigg - Susquehanna Financial Group - Analyst

Okay, so I guess I will leave it there on the transaction, but I did want to ask about sort of overall business trends. These types of things can be disruptive for both you guys, as well as Gentiva. Can you give us a sense for where things are tracking or where they tracked in the third quarter? Thanks.

Ben Breier - Kindred Healthcare, Inc. - President & COO

I think we are not going to comment too much on the third quarter, as obviously we haven’t closed yet. We think generally it’s going to be an uneventful quarter for us. Our folks here as I have stated publicly a number of times, we’ve got a great professional team in our other businesses who really have not been that affected by what’s going on with the work that we’re doing around the Gentiva transaction and to their credit, they have kept their head down. They’ve delivered on great care for our patients and they are doing a terrific job.

I think I would echo that for the Gentiva side as well. We have had a great sense that their employees have just done an incredible job of keeping their heads down too and I think that ultimately the consumer has benefited because I think the patients are being taken care of in a qualitative way and I expect and hope that we won’t see any blips as we talk about earnings going forward.

Chris Rigg - Susquehanna Financial Group - Analyst

Okay, thanks a lot and congrats again.

Operator

A.J. Rice, UBS.

A.J. Rice - UBS - Analyst

Congratulations as well. I am on the road, so I’m sorry if there’s some background noise. First of all, I know you haven’t press released it, Gentiva’s operation support, 20 of your 23 cluster markets. When you sort of flip that around and look at how much Gentiva’s business is in your cluster markets, do you have an estimate of that?

Ben Breier - Kindred Healthcare, Inc. - President & COO

Not yet. We have to dig in a little bit deeper in terms of exactly what is where, but I would say that when you think about the revenue synergies that we have guided investors to here in the initial stages of our thinking, the $60 million of revenue synergies by year two after the transaction closes is a pretty good, we think, conservative guess as to our ability to talk to patients about what our Continue the Care program will offer, having now the Gentiva overlay with our nursing centers and hospitals in these markets. That is kind of the first best place I would start in terms of thinking about revenue synergies there and we’ve gotten very good at sort of understanding our Continue the Care and Care Transitions model over the last couple of years, and as we are able to dig in and get closer to the Gentiva folks, hopefully that number will be able to expand.

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OCTOBER 09, 2014 / 01:00PM GMT, KND - Kindred Healthcare and Gentiva Reach Definitive Agreement Creating Nation-Wide Integrated Care Delivery System Conference Call

A.J. Rice - UBS - Analyst

Is there any meaningful divestitures anticipated in the synergy and debt assumptions over the next two years?

Ben Breier - Kindred Healthcare, Inc. - President & COO

Look, I would say on the synergy side, the $70 million of cost synergies I think investors should be thinking about, the primary component of that will come from, as you might imagine, not having to run two public companies, non-FTE corporate expenses. Obviously some of the corporate FTEs in terms of some of the senior leaders over there, but generally speaking if you think about our purchasing capabilities, our IT synergies, we’ve got lots of different paths that we can follow and we’ve not really contemplated much below the corporate as it relates to shutting or divesting or turning things over.

One point that I think I would make very clear that certainly we’ve talked to our employees about and I think the Gentiva folks have talked to theirs about is that, for the vast majority of employees at both Gentiva and Kindred at Home, this is just a tremendously compelling opportunity for them to come together for professional growth, for career advancement, and we are really excited more about what we can do together than thinking too much about what’s going to come off the books in the context of things we’re going to close.

A.J. Rice - UBS - Analyst

Okay, then just to make sure I understand, the revenue synergies, when you gave that bottom-line target for the next two years, is that just based on cost synergies or does that include the revenue synergies as well?

Ben Breier - Kindred Healthcare, Inc. - President & COO

Let me make sure everybody is looking at the right buckets. So there’s a $70 million bucket of cost synergies of which we have said we think we will get $35 million in the first year and the rest in year two after the close. Then we have talked about a separate number, a revenue synergy number in which we think that, over the course of the next couple of years, we will achieve $60 million of revenue synergy. Now that is not EBITDA synergy. Obviously you have to flow that through from a margin perspective, but there’s another $60 million of revenue synergy in addition to the cost stuff that we are talking about.

A.J. Rice - UBS - Analyst

But when you are giving those bottom-line numbers over the next two years, you are not including the revenue synergies in that?

Stephen Farber - Kindred Healthcare, Inc. - EVP & CFO

A.J., there is some of that in there, although the range is broad enough that it incorporates various scenarios.

Paul Diaz - Kindred Healthcare, Inc. - CEO

The $0.40 to $0.60 is —.

A.J. Rice - UBS - Analyst

Just one last technical one is your interest expense assumption. That may be totally up in the air as you look at your refinancing, but can you give us any help on sort of range of run rate of interest expense once the deal is closed?

Stephen Farber - Kindred Healthcare, Inc. - EVP & CFO

That also is one of those things that we will get figured out over the next few months depending on market conditions.

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OCTOBER 09, 2014 / 01:00PM GMT, KND - Kindred Healthcare and Gentiva Reach Definitive Agreement Creating Nation-Wide Integrated Care Delivery System Conference Call

A.J. Rice - UBS - Analyst

Okay, all right. Well, thanks a lot.

Operator

Gary Lieberman, Wells Fargo.

Gary Lieberman - Wells Fargo Securities - Analyst

Good morning. Congratulations on the deal, guys. I guess maybe can you talk a little bit about your expectation for home health reimbursement and your comfort level there?

Paul Diaz - Kindred Healthcare, Inc. - CEO

Yes, I think we — one of the attractive parts about this is that, and one of the very real challenges is that we are in the middle of rebasing, but it is known and, Gary, you and many others have tracked over the last 10 years, particularly the last five years, how difficult it has been for healthcare services around reimbursement, but we generally see a stable, clear path on reimbursement and we believe that if you look at our profit centers of our long-term acute care hospitals and now Kindred at Home, that we have particularly now greater visibility and stability there, having had both businesses just rebased, recertified and gone through a significant amount of regulatory change. So that is a big part of our investment thesis here that our new pie chart we think has a lot more visibility than we were, as Ben said, two years ago.

Gary Lieberman - Wells Fargo Securities - Analyst

Okay, then in terms of integration, is there any significant upfront CapEx associated with IT integration or any other type of integration?

Stephen Farber - Kindred Healthcare, Inc. - EVP & CFO

You know, Gary, there will be some of that and I think we will be quantifying that more over the next couple months as we finalize the integration plans. It should be very manageable within the context of what will be a $7 billion company.

Gary Lieberman - Wells Fargo Securities - Analyst

Okay, great. Thanks very much.

Operator

Kevin Fischbeck, Bank of America.

Joanna Gajuk - Bank of America Merrill Lynch - Analyst

Thank you. This is actually Joanna Gajuk filling in for Kevin today. Just a question on — you definitely raised the offer price significantly there. So the question that we have here is what did you find during your due diligence that made you comfortable raising the price that much?

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OCTOBER 09, 2014 / 01:00PM GMT, KND - Kindred Healthcare and Gentiva Reach Definitive Agreement Creating Nation-Wide Integrated Care Delivery System Conference Call

Paul Diaz - Kindred Healthcare, Inc. - CEO

Well, there really hadn’t been a negotiation in terms of price, but I would say the substantive answer is we always thought and confirmed in due diligence that Gentiva is one of the best-operated home health and hospice providers in the country. We were able to confirm the quality of their earnings, the trajectory of their progress under One Gentiva and obviously the trajectory towards their guidance number and confirmed and have high confidence in the synergies, as well as the broader strategic opportunity. So I think the diligence, which was very robust, very cooperative, brought the teams together and the Boards of both companies and it’s expressed in the shares, the 10 million shares that Gentiva shareholders now participate in is that everyone believes in the combination and the ability to achieve the synergies and work through the transition.

Joanna Gajuk - Bank of America Merrill Lynch - Analyst

Great, thank you.

Paul Diaz - Kindred Healthcare, Inc. - CEO

Thank you all for joining us this morning and we are just incredibly excited about this and we just think it’s just going to be an enormous opportunity for our patients, for the teammates of both companies, and for the shareholders of both companies, and we appreciate you joining us this morning. Thank you.

Operator

Thank you. This does conclude today’s conference call. Please disconnect your lines at this time and have a wonderful day.

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Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the Company’s proposed business combination transaction with Gentiva (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding the Company’s (and the Company’s and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this press release concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of the Company (and the combined businesses of the Company and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of the Company based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from the Company’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the Company’s actual results, performance or plans with respect to Gentiva to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in the Company’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that Gentiva’s stockholders do not approve the merger, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, uncertainties as to the timing of the merger, adverse effects on the Company’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, the risk that healthcare regulatory, licensure or other approvals and financing required for the consummation of the merger are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with the Company’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on the Company’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions.

In addition to the factors set forth above, other factors that may affect the Company’s plans, results or stock price are set forth in the Company’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.

Many of these factors are beyond the Company’s control. The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future performance. The Company disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between the Company and Gentiva. In connection with the proposed merger, Gentiva and the Company intend to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. SHAREHOLDERS OF GENTIVA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about the Company and Gentiva, without charge, at the SEC’s website, www.sec.gov. Those documents, when filed, as well as the Company’s other public filings with the SEC, may be obtained without charge at the Company’s website at www.kindredhealthcare.com.

Participants in Solicitation

The Company and its directors and executive officers, and Gentiva and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Gentiva common stock in respect of the proposed merger. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Information about the directors and executive officers of Gentiva is set forth in the proxy statement for Gentiva’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.